May 20, 2009

US Securities & Exchange Commission
Attn: Brian R. Cascio, Accounting Branch Chief
450 Fifth Street N.W.
Washington, D.C.  20549-0306

Re: Biophan Technologies, Inc.
Form 10-K for fiscal year ended February 29, 2008
Filed June 13, 2008
File No. 000-26057

Dear Mr. Cascio,

This letter is in response to your comment letter dated April 3, 2009, our response letter dated April 16, 2009 and subsequent telephone conversations with your staff, specifically concerning Biophan Technology Inc.’s  presentation and disclosure of the sale of intellectual property to Medtronic, Inc. on October 2, 2007.  Please note "we", “our”, “ us”, or ”Company “ mean Biophan Technologies, Inc.

In summary, Biophan wishes to amend the historical presentation of the $11,000,000 sale of intellectual property to Medtronic, Inc.  The following outlines the background, rationale for change and our proposal for implementing the restatement, beginning with our Form 10-K filing for the twelve month period ended February 28, 2009.

As a matter of background, during fiscal 2008, Biophan Technologies, Inc. sold a portion of its portfolio of patents related to technology that prevents implantable cardiac pacemakers and other medical devices from being affected by magnetic resonance imaging (“MRI”) to Medtronic, Inc. for $11,000,000.  The Company consulted the FASB Concept Statement 6, “Elements of Financial Statements - A Replacement of FASB Concepts Statement No. 3 (Incorporating an Amendment of FASB Concepts Statement No. 2)” to determine whether this transaction should be reported as revenue or as a component of “other income and expense.”  At the time, the Company concluded that the transaction was within the scope of “…other activities… that constituted the entity’s ongoing major or central operations” (an excerpt from the definition of revenue) rather than a gain on sale “… from peripheral or incidental operations.”  The Company felt this was an appropriate conclusion because it was clear the sale was consistent with its business plan and following statement that consistently appeared in the “principal business activities” section of the footnotes to its consolidated financial statements:  “The Company’s primary mission is to develop and commercially exploit technologies … including the creation, protection and sale of intellectual property.”

Subsequent to filing the Company’s Form 10-K for the fiscal year ended February 29, 2008 and various fiscal 2009 filings, the Company became aware of a trend in presentation that provided an alternative.  That is, to create a separate line below “operating expenses” entitled “other operating gains and losses” that would capture other operating gain and losses outside of the specific definition of revenue however still consistent with the concept of capturing activity that was part of the Company’s “major or central operations.”   We feel that while our original presentation of this transaction was not in any way misleading, this alternative presentation would improve the quality of our financial reports.

In terms of implementing this change, Biophan feels that it would be most appropriate to present it as an amendment, which would include: 1.) adding the notation “As Restated” to the appropriate column in the consolidated statement of operations, 2.) creating a new “Restatement” footnote, and 3.) ensuring the restatement was adequately described in the report provided by our independent registered public accountants.  Furthermore, since this represents an improvement over our previous presentation (not a correction of an error in the application of accounting principles or a misstatement as discussed in Staff Accounting Bulletin No. 108) and since it has no impact on EPS, net income, retained earnings or any other quantitative factor discussed in Staff Accounting Bulletin No. 108, we would like to propose that this change be reflected on a prospective basis, beginning with the annual form 10-K for the period ended February 28, 2009.

We hope the Commission concurs with our conclusions and look forward to receiving your feedback.

In connection with our responses to your comments above, we acknowledge the following:
•	Biophan Technologies, Inc. (“Biophan”) is responsible for the adequacy and accuracy of the disclosures in our filings,
•	Your comments or any changes we make in response to your comments do not foreclose the Commission from taking any action with respect to our filings, and
•	Biophan cannot assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank you for your time and your review of our Company filings.  Should you require any further clarification or have comments on the enclosed, please don’t hesitate to contact me at (585) 267-4821 or meg@biophan.com.

Sincerely,

/s/ Margaret V. Russell

Margaret V. Russell
Chief Financial Officer